Christopher D. Lueking
Direct Dial: (312) 876-7680
christopher.lueking@lw.com
Sears Tower, Suite 5800
233 S. Wacker Dr.
Chicago, Illinois 60606
Tel: +1.312.876.7700   Fax: +1.312.993.9767
www.lw.com
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File No. 025341-0028

October 22, 2007
Securities and Exchange Commission
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Attention:	H. Christopher Owings Scott Anderegg

Re:	Ulta Salon, Cosmetics & Fragrance, Inc. — Amendment No. 5 Registration Statement on Form S-1 File No. 333-144405
Ladies and Gentlemen:
          On behalf of Ulta Salon, Cosmetics & Fragrance, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing under the Securities Act of 1933, as amended, Amendment No. 5 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), including certain exhibits. The Amendment reflects the responses of the Company to comments received from the Staff in a letter from H. Christopher Owings, dated October 19, 2007 (the “Comment Letter”). Courtesy copies of this letter and the Amendment (specifically marked to show changes thereto) are being submitted to the Staff by hand delivery.
Compensation, page 77
1.	We note your response to prior comment 5 of our letter dated October 10, 2007. We further note your indication that you looked “at the average percentage of salary increases for all companies, as well as, specifically with respect only to retail companies as reported by these surveys.” As it appears that you reviewed the results of those surveys as it relates to retail companies, please disclose all of the retail companies that were utilized in each of the surveys.

Response: In response to the Staff’s comment, we have confirmed that the summary data reviewed by the compensation committee did not include company names in any of the referenced surveys. In accordance with the telephone conversation on October 19, 2007 between Christopher Lueking and Mara Ransom, we have updated the disclosure to clarify this fact. Please see page 76.

October 22, 2007

Selling Stockholders, page 102
2.	Disclose, by footnote or otherwise, the natural person(s) who investment and/or voting control each of the entities listed in your table. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. See Interpretation 60 under Section 1, Regulation S-K in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997).

Response: In response to the Staff’s comment, we have revised the disclosure with respect to each of the selling stockholders that is an entity to disclose the names of the natural person(s), if any, who have investment and voting control. We have also noted, where applicable, whether any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies. Please see pages 100 – 102. We advise the Staff that we have obtained the above-referenced information for each selling stockholder with the exception of Feigin Trading Co., currently listed as a seller of 2,819 shares (6,955 shares if the over-allotment is exercised). Despite repeated attempts, we have been unable to obtain this information. We respectfully submit that our revised disclosure represents substantial compliance with the Staff’s comment, and that the omitted information is not reasonably available within the scope of Rule 409 of the Securities Act. In addition, the number of shares proposed to be sold by Feigin Trading Co. is immaterial. If the Staff disagrees, we will delete Feigin Trading Co. as a selling stockholder.
          In addition, in response to prior comment 7 in a letter dated October 10, 2007 from H. Christopher Owings, we have revised the auditor’s report to delete the “to be issued” language and complete the dual dating information. Furthermore, corresponding revisions were made in an updated accountant’s consent, which is filed as Exhibit 23.1 to the Amendment.
          If you have any questions regarding the foregoing responses or the enclosed Amendment or need additional information, please do not hesitate to contact me at (312) 876-7680 or John Huber at (202) 637-2242.

Very truly yours,
/s/ Christopher D. Lueking
Christopher D. Lueking
of LATHAM & WATKINS LLP

Enclosures

cc:	Gregg R. Bodnar Robert Guttman, Esq. Seth Diehl John Huber